SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1)

of the Securities Exchange Act Of 1934

Amendment No. 2

Western Asset Premier Bond Fund

(Name of Subject Company (Issuer))

Western Asset Premier Bond Fund

(Name of Filing Person (Issuer))

Taxable Auction Market Preferred Shares, Series M and Series W, Without Par

(Title of Class of Securities)

957664204

957664303

(CUSIP Number of Class of Securities)

Robert I. Frenkel, Esq.

Legg Mason & Co., LLC

100 First Stamford Place,

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Bryan Chegwidden, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

Telephone: (212) 596-9000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$69,840,000 (a)	$8,995.40 (b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 2,880 shares in the offer, based upon a price of 97% of the liquidation preference of $25,000 per share (or $24,250 per share).
(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,995.40	Filing Party: Western Asset Premier Bond Fund
Form or Registration No.: Schedule TO	Date Filed: June 5, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

ITEMS 1 THROUGH 9 AND ITEM 11.

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed by Western Asset Premier Bond Fund, a Massachusetts business trust (the “Fund”), on June 5, 2014, as amended by Amendment No.1 filed on July 7, 2014, relating to the Fund’s offer to purchase for cash 2,880 of its outstanding preferred shares of beneficial interest, without par value and a liquidation preference of $25,000 per share, designated Taxable Auction Market Preferred Shares, Series M and Series W (the “Preferred Shares”), upon the terms and subject to the conditions set forth in the Fund’s offer to purchase dated June 5, 2014 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”), copies of which have been previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. The price to be paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to 97% of the liquidation preference of $25,000 per share (or $24,250 per share), plus any unpaid dividends accrued through July 3, 2014. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Filed herewith as Exhibit (a)(5)(iii) and incorporated by reference is a copy of the press release issued by the Fund dated July 10, 2014, announcing the results of its Offer.

ITEM 10.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Document

(a)(5)(iii)	Press Release issued on July 10, 2014.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Western Asset Premier Bond Fund

By:	/s/ Kenneth D. Fuller
Name:	Kenneth D. Fuller
Title:	President and Chief Executive Officer

Dated as of: July 10, 2014

EXHIBIT INDEX

Exhibit No.	Document

(a)(5)(iii)	Press Release issued on July 10, 2014.